First Rate Staffing Corporation

2775 West Thomas Road

Suite 107

Phoenix, Arizona 85018

(602) 442-5277

February 12, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Larry Spirgel, Assistant Director

Washington, D.C. 20549

RE:	First Rate Staffing Corporation

Registration Statement on Form S-1

File No. 333-184910

Dear Mr. Spirgel:

First Rate Staffing Corporation (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-184910). The Company requests the qualification to be effective as of 4:00 p.m. Eastern time on Friday, February 14, 2014.

Accompanying this letter is a letter of even date from the Company acknowledging certain matters regarding the role of the Securities and Exchange Commission in declaring this Registration Statement effective.

Sincerely,

FIRST RATE STAFFING CORPORATION

/s/ Cliff Blake

Cliff Blake

Chief Executive Officer